Via EDGAR

October 11, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Kyle Wiley

Re: iQSTEL Inc

Amendment No. 1 to Registration Statement on Form S-1

Filed September 22, 2022

File No. 333-267278

Dear Mr. Wiley:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of October 6, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed September 22, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 2 and reissue this comment in part. In this regard, please revise the cover page to quantify the total voting power of your CEO and

CFO. For example, total voting power should include voting power granted by ownership of both Series A Preferred Stock and Common Stock.

In response to this comment, the Company revised the cover page to qualify the total voting power of the Company’s CEO and CFO, which now includes both Series A Preferred Stock and Common Stock.

Selling Shareholder, page 14

2. We note the revisions made in response to prior comment 5. Please revise to also disclose the material terms of the Registration Rights Agreement with Apollo Management.

In response to this comment, the Company revised the disclosure to include the material terms of the registration rights agreement with Apollo Management.

Principal Stockholders, page 30

3. We note your response to prior comment 1 and reissue this comment in part. Please revise your Principal Stockholders table on page 30 to disclose each beneficial owner's total voting power.

In response to this comment, the Company revised the section to include a new table that explains each principal stockholder’s voting power.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer